UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Claymont Steel Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

18382P 10 4 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18382P 10 4	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

H.I.G. Capital LLC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

7,486,303 shares of Common Stock
6 SHARED VOTING POWER

0 shares of Common Stock
7 SOLE DISPOSITIVE POWER

7,486,303 shares of Common Stock
8 SHARED DISPOSITIVE POWER

0 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,486,303 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

42.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 18382P 10 4	Page 3 of 8

13	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sami Mnaymneh
14	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
15	SEC USE ONLY

16	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	17 SOLE VOTING POWER

0 shares of Common Stock
18 SHARED VOTING POWER

7,486,303 shares of Common Stock
19 SOLE DISPOSITIVE POWER

0 shares of Common Stock
20 SHARED DISPOSITIVE POWER

7,486,303 shares of Common Stock

21	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,486,303 shares of Common Stock. Beneficial ownership is disclaimed pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended.
22	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

23	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

42.6%
24	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 18382P 10 4	Page 4 of 8

25	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Tony Tamer
26	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
27	SEC USE ONLY

28	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	29 SOLE VOTING POWER

0 shares of Common Stock
30 SHARED VOTING POWER

7,486,303 shares of Common Stock
31 SOLE DISPOSITIVE POWER

0 shares of Common Stock
32 SHARED DISPOSITIVE POWER

7,486,303 shares of Common Stock

33	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,486,303 shares of Common Stock. Beneficial ownership is disclaimed pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended.
34	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

35	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

42.6%
36	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 18382P 10 4	Page 5 of 8

Item 1.	(a)	Name of Issuer:

Claymont Steel Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

4001 Philadelphia Pike Claymont, Delaware 19703

Item 2.	(a)	Name of Person Filing:

This statement is being filed pursuant to a Joint Filing Agreement (attached hereto as Exhibit 1 and incorporated herein by reference) between (i) H.I.G. Capital LLC, Inc., a Cayman Islands corporation (ii) Sami Mnaymneh, director of H.I.G. Capital LLC, Inc. and (iii) Tony Tamer, director of H.I.G. Capital LLC, Inc. (sometimes collectively referred to as the “Reporting Persons”)

	(b)	Address of Principal Business Office or, if none, Residence:

For all Reporting Persons:

1001 Brickell Bay Drive 27th Floor Miami, Florida 33131

	(c)	Citizenship:

See Item 2(a) above. Mr. Mnaymneh and Mr. Tamer are citizens of the United States.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

	(e)	CUSIP Number:

18382P 10 4

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a) (6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a) (19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Not applicable.

CUSIP No. 18382P 10 4	Page 6 of 8

Item 4.	Ownership.

H.I.G. Capital LLC, Inc. is the owner of 7,486,303 shares of Common Stock. Mr. Mnaymneh and Mr. Tamer are directors of H.I.G. Capital LLC, Inc. and may be deemed to beneficially own the shares of Common Stock held of record of H.I.G. Capital LLC, Inc. Mr. Mnaymneh and Mr. Tamer disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Ownership of H.I.G. Capital LLC, Inc.:

	(a)	Amount beneficially owned:

7,486,303 shares of Common Stock

	(b)	Percent of class:

42.6%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

7,486,303 shares of Common Stock

(ii) Shared power to vote or to direct the vote:

0 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of:

7,486,303 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of:

0 shares of Common Stock

Ownership of Mr. Mnaymneh and Mr. Tamer:

	(a)	Amount beneficially owned:

7,486,303 shares of Common Stock

	(b)	Percent of class:

42.6%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0 shares of Common Stock

(ii) Shared power to vote or to direct the vote:

7,486,303 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of:

0 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of:

7,486,303 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 18382P 10 4	Page 7 of 8

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

[The remainder of this page intentionally left blank.]

CUSIP No. 18382P 10 4	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

H.I.G. CAPITAL LLC, INC.

By:	/s/ Sami Mnaymneh
Name:	Sami Mnaymneh
Title:	Director

By:	/s/ Sami Mnaymneh
Name:	Sami Mnaymneh

By:	/s/ Tony Tamer
Name:	Tony Tamer

Exhibit 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 13th day of February, 2007, between H.I.G. Capital LLC, Inc., Sami Mnaymneh and Tony Tamer (collectively, the “Joint Filers”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.	Schedule 13G with respect to the Common Stock, par value $.001 per share, of Claymont Steel Holdings, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.	Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.

3.	Each of the Joint Filers is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first written above.

H.I.G. CAPITAL LLC, INC.

By:	/s/ Sami Mnaymneh
Name:	Sami Mnaymneh
Title:	Director

/s/ Sami Mnaymneh
Sami Mnaymneh

/s/ Tony Tamer
Tony Tamer